Aluminum Corporation of China Limited

November 17, 2023

Via EDGAR

Mr. Kyle Wiley and Mr. Christopher Dunham
Disclosure Review Program
Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	Aluminum Corporation of China Limited
Form 20-F for Fiscal Year Ended December 31, 2022
Filed April 25, 2023
File No. 001-15264

Dear Mr. Wiley and Mr. Dunham:

This letter is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated October 19, 2023, relating to the Annual Report of Aluminum Corporation of China Limited (“the Company”) on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”), which was filed with the Commission on April 25, 2023. The Company expresses its appreciation to the Staff for taking the time to review the 2022 Form 20-F, and for providing the helpful comments.

The Company has filed today, via EDGAR, this letter with the Commission. The Company has responded, to the extent relevant, to each of the Staff’s comments by providing responses in this letter, or providing an explanation if the Company has not fully responded to the comment.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment. The page numbers in the responses refer to the page numbers appearing on the bottom of the 2022 Form 20-F.

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Kyle Wiley and Mr. Christopher Dunham

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 139

1.

We reissue comment 2. As noted in your response, Item 16I(b) of Form 20-F states: “Also, any such identified foreign issuer that uses a variable-interest entity or any similar structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities.” Additionally, page 15 of our Release No. 34-93701, “Holding Foreign Companies Accountable Act Disclosure,” clarifies that a registrant should “look through a VIE or any structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant jurisdiction.” As previously requested, please provide us with the information required by Items 16I(b)(2) through (b)(5) for all of your consolidated foreign operating entities in your supplemental response.

Response:

With respect to Items 16I(b)(2) and (3) of Form 20-F, the Company respectfully advises the Staff that it did not and does not have any variable-interest entity or similar non-shareholding structure that would result in additional foreign entities being consolidated in its financial statements. Additionally, the Company provides the following information with respect to its consolidated foreign operating entities, including the Company’s wholly-owned subsidiaries and the subsidiaries not wholly owned by the Company (the “Partially-Owned Subsidiaries”).

As of December 31, 2022, the Company has 30 consolidated foreign operating entities, as reported in its annual report filed with the Shanghai Stock Exchange on March 22, 2023. Out of these, 22 subsidiaries were deemed “significant subsidiaries” as per Rule 1-02(w) of Regulation S-X and were disclosed as the principal subsidiaries in Note 1 to the Company’s consolidated financial statements contained in the 2022 Form 20-F. The remaining eight subsidiaries that are not principal subsidiaries consist of (i) two wholly-owned subsidiaries, specifically Pingguo Aluminum Company (平果铝业有限公司) and Chinalco Guangxi Investment Development Co., Ltd. (中铝广西投资发展有限公司), and (ii) six Partially-Owned Subsidiaries, as indicated in Note (2) of the table provided below.

For each wholly-owned subsidiary of the Company, given that Aluminum Corporation of China, a company controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China (the “SASAC”), directly and indirectly holds 31.90% of the shares in the Company as the controlling shareholder, Chinese governmental entity has a controlling financial interest in the Company and each such wholly-owned subsidiary, and owns, indirectly through the Company, 31.90% equity interests in each such wholly-owned subsidiary.

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Kyle Wiley and Mr. Christopher Dunham

In addition, the following table sets forth the information as of the date of the 2022 Form 20-F with respect to the shareholding structure of each Partially-Owned Subsidiary. Accordingly, the Company advises that the Chinese government entities, through the Company and/or other entities controlled by Chinese government entities, have controlling financial interests in each of the Partially-Owned Subsidiaries.

No.	Partially-Owned Subsidiaries	Shareholding by the Company (%)	Shareholding by Other Entities Controlled by Chinese Governmental Entities (%)	Shareholding by Other Entities (%)
1.	Chalco Shanxi New Material Co., Ltd. (中铝山西新材料有限公司)	85.98	14.02	-
2.	Zunyi Aluminum Co., Ltd. (遵义铝业股份有限公司)	67.45	32.55	-
3.	China Aluminum Ningxia Energy Group Co., Ltd. (中铝宁夏能源集团有限公司)	70.82	29.18	-
4.	Guizhou Huajin Aluminum Co., Ltd. (贵州华锦铝业有限公司)	60.00	-	40.00
5.	Chinalco Shanxi Jiaokou Xinghua Technology Ltd. (中铝集团山西交口兴华科技股份有限公司)	66.00	-	34.00
6.	Shanxi Chinalco Resources Co., Ltd. (山西中铝华润有限公司)	40.00	60.00	-
7.	Guizhou Huaren New Material Co., Ltd. (贵州华仁新材料有限公司)	40.00	30.00	30.00
8.	Yunnan Aluminum Co., Ltd. (“Yunnan Aluminum”)(1) (云南铝业股份有限公司)	29.10	16.29	54.61
9.	Chalco Qinghai Aluminum & Electricity Co., Ltd.(2) (中铝青海铝电有限公司)	90.00	10.00	-
10.	Gansu Huayang Mining Development Co., Ltd.(2) (甘肃华阳矿业开发有限责任公司)	70.00	-	30.00
11.	Shandong Huayu Alloy Material Co., Ltd. (“Shandong Huayu”)(2) (山东华宇合金材料有限公司)	55.00	-	45.00
12.	Gansu Hualu Aluminum Industry Co., Ltd.(2) (甘肃华鹭铝业有限公司)	51.00	49.00	-
13.	Shanxi Huasheng Aluminum Industry Co., Ltd.(2) (山西华圣铝业有限公司)	51.00	49.00	-
14.	Guangxi Huasheng New Material Co., Ltd.(2) (广西华昇新材料有限公司)	51.00	49.00	-

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Kyle Wiley and Mr. Christopher Dunham

Notes:

(1).	Yunnan Aluminum is a public company listed on the main board of Shenzhen Stock Exchange. According to the annual report of Yunnan Aluminum for the year ended December 31, 2022, (i) the Company has been the controlling shareholder of Yunnan Aluminum by owning 29.10% of the shares in Yunnan Aluminum since November 22, 2022, (ii) three of the top 10 shareholders of Yunnan Aluminum are the other entities controlled by Chinese governmental entities, owning 16.29% of the shares in Yunnan Aluminum in total, and (iii) the other shareholders (including public investors) owned the remaining 54.61% of the shares in Yunnan Aluminum as of December 31, 2022.

(2).	This subsidiary was not disclosed as a principal subsidiary in Note 1 to the Company’s consolidated financial statements contained in the 2022 Form 20-F because it was not deemed a “significant subsidiary” as per Rule 1-02(w) of Regulation S-X as of the date of the 2022 Form 20-F. The Company respectfully provides information regarding this subsidiary in response to the Staff’s request.

With respect to Item 16I(b)(4) of Form 20-F, please refer to the Company’s response to Question 2 as set forth below.

With respect to Item 16I(b)(5) of Form 20-F, the Company respectfully advises that, all of the Company’s consolidated foreign operating entities, other than Shandong Huayu, have followed the Company’s Guidelines for the Articles of Association of the Company’s Subsidiaries (the “Guidelines”) to reflect the requirements of the charter of the Chinese Communist Party (the “CCP Charter”) in their respective articles of association. As of the date of 2022 Form 20-F, Shandong Huayu has not had the opportunity to include certain requirements of the CCP Charter in its articles of association. Additionally, the following bullet points set forth a summary of the Guidelines, which are substantially identical to the Company’s articles set forth in the table of the Company’s response dated September 11, 2023 to Question 6 of the Commission’s prior comment letter. Hence, the Company respectfully advises that, other than the provisions required by the Guidelines as set forth in the table below, the current articles of association of each consolidated foreign operating entity of the Company does not contain any language from the CCP Charter.

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Kyle Wiley and Mr. Christopher Dunham

Summary of the Guidelines

•      Establishment and constitution of the CCP’s Committee of the Company’s subsidiaries (the “Subsidiary Party Committee”) and the Supervision Committee of the Company’s subsidiaries (the “Subsidiary Supervision Committee”).

•      Election procedures for the members of the Subsidiary Party Committee and Subsidiary Supervision Committee.

•      Major responsibilities of the Subsidiary Party Committee:

o     To ensure, strengthen and supervise the implementation of policies and guidelines of CCP and State Council of China;

o     To research and discuss the significant operational and management issues; to support shareholders’ meeting, the board of directors, the Subsidiary Supervision Committee and the senior management in performing their duties;

o     To supervise the selection and appointment of its leadership, and support the employee representatives’ meeting;

o     To lead the construction of CCP’s working style, and support the Subsidiary Supervision Committee in performing its supervisory responsibilities;

o     To strengthen the grassroots organizations of CCP and their team building; and

o     To lead the Company’s ideological and political work and the corporate culture cultivation.

•      Preparatory discussion and research procedures of the Subsidiary Party Committee with respect to the significant operational and management issues.

2.	We note your response to comment 4. Please identify each official of the Chinese Communist Party who is a member of your board of directors, or the boards of your consolidated foreign operating entities, pursuant to Item 16I(b)(4) of Form 20-F. Please also provide us with your analysis of whether or not Mr. Liu Jianping was a CCP official as of April 25, 2023, i.e. the date of your initial annual report.

Response:

With respect to Item 16I(b)(4) of Form 20-F, the Company respectfully advises the Staff that although eight members of its current board of directors, as disclosed in the Form 6-K furnished to the Commission by the Company on July 19, 2023, are the members of the Chinese Communist Party (“CCP”), none of them held or is holding any official position in any governmental authority or public institution. Accordingly, none of the Company’s current directors is considered as an “official” of the CCP. In addition, based on the examination of the questionnaire completed by Mr. Liu Jianping, former chairman and executive director of the Company, his official biography contained in his “Dang’ an” and record of his membership with the CCP, the Company respectfully advises that Mr. Liu Jianping was not an official of the CCP as of April 25, 2023 because Mr. Liu Jianping has never held any official position in any governmental authority or public institution since he joined our Company as a director in June 2021.

The Company further respectfully advises that, to the best of its knowledge and as of the date of the 2022 Form 20-F, none of the members of the board of directors of each of the Company’s consolidated foreign operating entities is an official of the CCP.

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Kyle Wiley and Mr. Christopher Dunham

3.	We note your response to comment 3 and reissue in part. Please supplementally describe the materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your disclosure under paragraphs (b)(2) and (3), with respect to all of your consolidated foreign operating entities, including but not limited to your Hong Kong subsidiary.

Response:

With respect to the Company’s consolidated foreign operating entities that are wholly owned by itself, the Company respectfully advises the Staff that, in addition to the procedures conducted by the Company as submitted in its response dated September 11, 2023 to Question 3 of the Commission’s prior comment letter, the Company believes it has a reasonable basis to conclude that the government entity in China, namely the SASAC, has indirect controlling financial interest in the Company’s wholly-owned subsidiaries, according to the Company’s examination of their respective registration of ownership records as of the date of the 2022 Form 20-F.

With respect to the Partially-Owned Subsidiaries, the Company believes it is reasonable to rely on their respective registration of ownership records that are publicly available on the National Enterprises Credit Information Publicity System of the PRC and the public filings made by their respective shareholders, if any, as to their government ownership to form the basis for the Company to draw the conclusion as submitted in the response to Question 1 above.

The Company further respectfully advises that, in response to the Staff’s comments under Items 16I(b)(2) and (3) of Form 20-F, it did not rely upon any legal opinions or third party certifications as the basis of its submission. Nevertheless, the Company believes in good faith that the aforementioned procedures are adequate to ensure the accuracy and completeness of its submissions as required under Item 16I(b)(2) and (3) of Form 20-F.

4.	We note your response to comment 5 and reissue in part. Please supplementally describe the steps you have taken to identify whether the members of the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response:

With respect to the directors of each of the Company’s consolidated foreign operating entities, the Company respectfully advises the Staff that in preparation its required disclosure under Item 16I(b)(4) of Form-20F, the Company had (i) conducted written inquiries via email to each director of the Company’s consolidated foreign operating entities, (ii) reviewed the questionnaire completed by each of such directors as part of annual compliance procedures of the respective subsidiaries, and (iii) examined the official biography contained in their “Dang’ an”, the employment profiles or equivalent records of these directors retained by the Company’s subsidiaries to determine whether the directors of its consolidated foreign operating entities are officials of the CCP. The Company has factored these directors’ current or prior memberships on, or affiliations with, committees of the CCP established within governmental entities or public institutions into its determination in connection with its disclosures under Item 16I(b)(4) of Form-20F. Each of these directors confirmed that he or she does not, and did not, hold an official position within any government entity or public institution and is therefore not an official of the CCP. Accordingly, the Company respectfully advises that the directors of each of the Company’s consolidated foreign operating entities are not officials of the CCP as of the date of the 2022 Form 20-F.

United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Kyle Wiley and Mr. Christopher Dunham

The Company also respectfully advises that, in response to the Staff’s comments under Item 16I(b)(4) of Form 20-F, it did not rely upon any legal opinions or third party certifications as the basis of its submission. Nevertheless, the Company believes in good faith that the aforementioned procedures are adequate to ensure the accuracy and completeness of its submissions as required under Item 16I(b)(4) of Form 20-F.

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United States Securities and Exchange Commission Division of Corporation Finance Disclosure Review Program Mr. Kyle Wiley and Mr. Christopher Dunham

If you have any questions or wish to discuss the foregoing, please contact us or the Company’s U.S. counsel, Mr. Ching-Yang Lin of Sullivan & Cromwell (Hong Kong) LLP at +852-2826-8606 or via e-mail at linc@sullcrom.com. Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Ge Xiaolei
Ge Xiaolei
Chief Financial Officer and
Secretary to the Board

cc:	Ching-Yang Lin, Esq., Partner
Chun Wei, Esq., Of Counsel
(Sullivan & Cromwell (Hong Kong) LLP)